July 23, 2025

Alexander Zwyer
Chief Executive Officer
NLS Pharmaceutics Ltd.
The Circle 6
8058 Zurich, Switzerland

       Re: NLS Pharmaceutics Ltd.
           Amendment No. 5 to Registration Statement on Form F-4
           Filed July 18, 2025
           File No. 333-284075
Dear Alexander Zwyer:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 5 to Registration Statement on Form F-4
Extraordinary Shareholder Meeting of NLS
Record Date; Outstanding Shares; Shareholders Entitled to Vote, page 105

1. Please provide us with a rollforward of each class of equity security that reconciles amounts reported herein to those reported on your December 31, 2024 Consolidated
       Balance Sheet. Please also address the following:
           Your disclosure indicates that you hold a certain amount of each equity class as
           Treasury shares. However, you do not present Treasury shares on the face of your financial statements. Please advise or revise accordingly.
           Your disclosure indicates that you have issued 606,452 Preferred Participation
           Certificates (PPCs) as of the date of this prospectus. Please describe the significant terms of these securities and clarify when they were issued. To the extent that you had issued and outstanding PPCs as of December 31, 2024, please
 July 23, 2025
Page 2

           revise your financial statements to disclose your accounting policy for these securities and clarify where they are presented in your financial statements.
             Ensure that all equity issuances subsequent to December 31, 2024 are properly reflected in both your pro forma financial statements and subsequent events footnote.
Approval of Par Value Reduction, Reverse Split, and Ordinary Share..., page 109

2. We note that your shareholders will be asked to approve a reverse split of the issued and outstanding NLS Common Shares within a range of two-for-one (2:1) to twenty-
       for-one (20:1) and that a table is provided on page 110 reflecting different reverse split assumptions. We also note your table includes a twenty-five-for-one scenario
       (25:1). Given that twenty-five-for-one (25:1) is out of the range being voted on please remove this assumption or otherwise advise.
Unaudited Pro Forma Condensed Combined Financial Statements
Notes to accompanying Financial Statements
2. Pro Forma Adjustments, page 272

3. Please explain how the share amounts included in adjustment (C) were calculated. In this regard, you disclose that you received net proceeds of $2,875,000 in connection with the issuance of 1,249,904 preferred shares, 568,278 PPCs and warrants to purchase 1,181,818 common shares of NLS. It is unclear how these amounts equate to the preferred shares par value adjustment of 64,168 presented on page
269.
4. As it relates to adjustments (F) and (G), please revise to specify the dates of these transactions. As it relates specifically to adjustment (F), you disclose that 551,532
       PPCs were converted into 754,384 common shares, which implies that such PPCs were reflected in your preferred share balance as of December 31, 2024.
As
       previously requested, please revise your financial statements and relevant disclosures throughout to disclose the significant terms of your PPCs, your accounting policy for such securities and where they are classified in your financial statements. Please also tell us your consideration of presenting PPCs separately from your preferred stock.
5. As it relates to adjustment (K), we note that this adjustment reflects the reduction in par value of your equity securities from CHF 0.80 to CFH 0.03 effective January 17,
       2025. Please explain why you have not provided additional adjustments for the further reduction in par value to CFH 0.003 and the reverse share split which are being voted on at your upcoming shareholders' meeting. In this regard, disclosure throughout your prospectus indicates that the par value reduction and reverse share split are necessary to meet the Nasdaq initial listing requirement, which is a closing condition of the
       Merger Agreement.
6. We note disclosure throughout your prospectus of additional financing investments of approximately $2.5 million to be raised prior to the closing date of the merger. Please clarify whether this additional financing is a condition of closing, and if so, your consideration of giving pro forma effect to this additional financing. Refer to Section
       3240.13 of the Division's Financial Reporting Manual and Article 11-01(a)(8) of
       Regulation S-X.
 July 23, 2025
Page 3

NLS Pharmaceutics Ltd. and Subsidaries
Consolidated Balance Sheets, page F-4

7. The amounts reported on the face of your balance sheet as the par value of your preferred and common shares as of December 31, 2024 appear to have been transposed as compared to your Statement of Changes in Equity. Please revise to
       address this inconsistency.
Notes to the Consolidated Financial Statements
Notes 13 - Subsequent Events, page F-28

8. Your disclosure on page 272 makes reference to a second closing of a securities purchase agreement entered into with three accredited investors in June 2025 (the
       June 2025 SPA). Please revise your subsequent event disclosure to disclose the material terms of this transaction, as well as any other significant debt or equity transactions that have occurred subsequent to December 31, 2024.
       Please contact Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Alan Campbell at 202-551-4224 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Ron Ben-Bassat, Esq.